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                                                              File No. 333-44677
                                                                  Rule 424(b)(3)




                             KEY ENERGY GROUP, INC.
                SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 6, 1998

     Lazard Freres & Co. L.L.C. as Selling Securityholder is hereby offering for resale $1,800,000 aggregate principal amount of 5% Convertible Subordinated Notes due 2004 (the "Notes") of Key Energy Group, Inc., a Maryland corporation (the "Company"). The Notes are being offered by, and are being sold through, Lazard Freres & Co. L.L.C. at prices determined in negotiated transaction; no commissions or discounts will be paid in connection with such resales. The Company will not receive any of the proceeds from the resale of the Notes offered hereby.



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           The date of this Prospectus Supplement is March 13, 1998.